UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20546

1. Investment Company Act File Number: 811- 22429			Date examination completed: December 31, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL X	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact Name of investment company as specified in registration statement: Institutional Investor Trust

4. Address of principal executive office (number, street, city, state, zip code): 201 Center Road, Suite Two, Venice, FL 34285

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

  All items must be completed by the investment company.

  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Institutional Investor Trust

Regarding Compliance with Certain Provisions
Of The Investment Company Act Of 1940

We, as members of management of Institutional Investor Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2011, and from September 28, 2011 through December 31, 2011.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011, and from September 28, 2011 through December 31, 2011, with respect to securities reflected in the investment account of the Trust.

Institutional Investor Trust

/s/ Roland G. Caldwell, Jr.

Roland G. Caldwell, Jr., President
February 13, 2012

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Gregory, Sharer & Stuart, P.A. Certified Public Accountants and Business Consultants

Report Of Independent Registered Public Accounting Firm

To the Board of Trustees
Institutional Investor Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Institutional Investor Trust (the Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2011. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2011, and with respect to agreement of security purchases and sales, for the period from September 28, 2011 to December 31, 2011:

  Confirmation of all securities held by institutions in book entry form at the Depository Trust Company;
  Reconciliation of all such securities to the books and records of the Trust and the custodian; and
  Agreement of three security purchases and 13 security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Institutional Investor Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2011 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects. This report is intended solely for the information and use of the board of trustees, audit committee, and management of Institutional Investor Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuat, P.A.

St. Petersburg, Florida
February 7, 2012

100 Second Avenue South, Suite 600, St. Petersburg, Florida 33701-4336
727/821-6161  /   FAX 727/822-4573
www.gsscpa.com